Exhibit 99.2

Qualified Person Certificate

I, Donald J. Birak - Owner of Birak Consulting LLC - do hereby certify that:

1.	I am an Independent, Consulting Geologist located at;

2142 E. Sundown Drive

Coeur d’Alene, ID, 83815

USA

2.	This Certificate applies to the Technical Report entitled “Carangas Project Technical Report_2022” with an Effective Date of 16-June-2022 and Report Date of 20-August-2022.

3.	I am a Registered Member of SME (number RM2060700) and Fellow of the AusIMM, (number 209622).

4.	I have worked in the minerals exploration and production industry since 1978 and have relevant experience in a variety of hydrothermal mineral deposits, including those similar to Carangas.

5.	Prior to my current role as an Independent, Consulting Geologist, I served as Senior Vice President of Exploration for Coeur Mining Inc., Vice President of Exploration for AngloGold North America, Vice President of Exploration for Hudson Bay Mining and Smelting Ltd., and other, prior senior staff positions in the mining and mineral exploration industry.

6.	I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.	I visited the Property during the period June 15, 16 and 17, 2022 (the “Site Visit”).

8.	I am responsible for this Report.

9.	I am independent (as described in Section 1.5 of NI 43-101) of the Company.

10.	Prior to the Site Visit, I had not visited the Property.

11.	I have read NI 43-101, including Form 43-101F1, and this Report has been prepared in compliance with NI 43-101.
12.	As of the date of this Certificate, to the best of my knowledge, information and belief, this Report contains all scientific and technical information that is required to be disclosed to make this Report not misleading.
13.	I consent to the filing of this Report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this Report.

Effective Date: June 16, 2022. Report Date: August 20, 2022

Original signed by

Donald J. Birak, Independent Consulting Geologist